Exhibit to Accompany
Item 77J
Form N-SAR

Green Century Balanced Fund
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP
93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has reclassified net realized gain of $7,692 to increase undistributed net investment income for the year ended June 30, 1998.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.